[LETTERHEAD OF KILPATRICK

TOWNSEND & STOCKTON LLP]

Suite 900 607 14th St., NW

Washington DC 20005-2018

t 202 508 5800    f 202 508 5858

October 23, 2012	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Christian Windsor

Senior Attorney

Mail Stop 4720

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp

Pre-effective Amendment No. 4 to Registration Statement on Form S-1

File No. 333-172827

Dear Mr. Windsor:

On behalf of United Community Bancorp (the “Company”) enclosed for filing is Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits. The Amended Registration Statement has been marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2012.

Amendment No. 3 to Form S-1

Comment No. 1

In your letter of September 7, 2012, and in subsequent conversations, you indicated that Sandler O’Neill had submitted a request for no-action relief with the Division of Trading & Markets and that your intention is to operate the syndicated offering in compliance with the no-action request if it is granted prior to a request for acceleration. Alternatively, it is our understanding that you may consider other offering procedures, including a firm commitment, in the event that relief has not been granted as of the date of your acceleration request. Please revise this section to clearly describe your plan of distribution with regard to the syndicated community offering in your next amendment.

Mr. Christian Windsor

October 23, 2012

Response to Comment No. 1

In view of the uncertainty with respect to the staff’s response to the proposed no-action relief request to be submitted on behalf of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) as well as certain other registered broker-dealers with regard to certain matters under Rules 10b-9 and 15c2-4, Sandler O’Neill proposes to disclose that any shares remaining available after completion of the subscription and community offerings would be sold either through a syndicated community offering or a firm commitment public offering conducted by the Company. The determination of which method will be used will not be made by Sandler O’Neill and the Company until the subscription and community offerings are completed or substantially completed and the number of shares that remain available for purchase can be ascertained. Accordingly, the Company proposes to disclose in various sections of the prospectus the possibility that the offering, to the extent shares remain available after completion of the subscription and community offerings, will be completed by one of these two methods.

With regard to the manner of conducting the syndicated community offering, please be advised that any such offering will be conducted in the manner deemed to be in compliance with the requirements of Rules 10b-9 and 15c2-4 as of the date of commencement of any such offering. Currently, that would result in the use of a structure that is consistent with how the community offering is conducted and would involve the submission by investors in the syndicated community offering of order forms with respect to their purchase of shares of common stock accompanied by payment (which payment may be made by wire transfer of immediately available funds). No payments in the syndicated community offering would be effected by the use either of “sweeps” or by delivery versus payment unless at the time of commencement of the syndicated community offering, the use of either or both of such methods of payment were consistent with then-existing SEC guidance.

In the event the determination is made by Sandler O’Neill and the Company to utilize a firm commitment public offering instead of a syndicated community offering to sell the shares remaining after completion of the subscription and community offerings, then the parties will enter into a typical firm commitment underwriting agreement pursuant to which Sandler O’Neill and the other underwriters participating in the firm commitment underwriting would purchase the shares covered by such agreement. Such manner of sale of the shares subject to the firm commitment underwriting is not subject to the provisions of Rule 10b-9.

Mr. Christian Windsor

October 23, 2012

Exhibits

Comment No. 2

Please file the cash profit-sharing plan and the cash bonus program as exhibits or provide us with an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 2

The cash profit-sharing plan and the cash bonus programs are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K because they are immaterial in amount and significance. The cash profit-sharing plan is for all employees and is designed to reward company performance based on the Company’s Return on Average Assets (“ROAA”). The cash bonus program is for all salaried employees and pays a bonus based on the extent to which the Company’s ROAA exceeds the average ROAA of a peer group (Indiana thrifts having assets between $300 million and $500 million). The Company paid out $66,783, $77,175 and $23,256, or 0.24%, 0.29% and 0.09% of retained earnings under the cash profit-sharing plan in 2009, 2010 and 2011, respectively. The Company paid $35,029 or 0.12% of retained earnings under the cash bonus program in 2009 and paid nothing in 2010, and 2011 under the cash bonus program. The Company has not yet determined the amounts that will be paid out under these plans with respect to the 2012 fiscal year as these amounts are paid out in December of each year.

Comment No. 3

Please note that you will need to file signed and dated legality and tax opinions, rather than forms of these opinions, prior to effectiveness.

Response to Comment No. 2

The signed and dated legality and tax opinions are included as exhibits 5.0, 8.1 and 8.2, respectively, to the Form S-1/A .

*            *            *             *

Mr. Christian Windsor

October 23, 2012

If you have any questions or further comments, please contact the undersigned at (202) 508-5852 or Victor L. Cangelosi at (202) 508-5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

cc:	William F. Ritzmann, President and Chief Executive Officer,

United Community Bancorp

David Lin, U.S. Securities and Exchange Commission (Mail Stop 4720)

Marc Thomas, U.S. Securities and Exchange Commission (Mail Stop 4720)

Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP

Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP